August 19, 2019

Michael McDonnell
Executive Vice President and Chief Financial Officer
IQVIA Holdings Inc.
83 Wooster Heights Road
Danbury, Connecticut 06810

       Re: IQVIA Holdings Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 19, 2019
           File No. 001-35907

Dear Mr. McDonnell:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining